Exhibit 23.5
Consent of Independent Auditors
The Board of Directors
BioMed Realty Trust, Inc.:
We consent to the use of our report dated September 21, 2010 with respect to the combined statement of revenue and certain expenses of the Chamberlin Portfolio (the Portfolio) for the year ended December 31, 2009 included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the combined statement of revenue and certain expenses was prepared for the purposes of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Portfolio’s combined revenues and expenses.
/s/ KPMG LLP
San Diego, California
October 4, 2010